Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$60,042
Preferred dividends and discount	(817)
Net income available to common stockholders for the year ended December 31, 2015	$59,225
Weighted average common shares outstanding	20,671,824
Assumed incremental common shares issued upon exercise of stock options and non-vested restricted stock units	257,561
Weighted average common shares for diluted earnings per share	20,929,385
Earnings per common share - basic	$2.87
Earnings per common share - diluted	$2.83